UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated November 30, 2012.	3

RELEVANT EVENT

Grifols informs that the US Department of Justice (DOJ) notified the Company of the official declination to all inquiries related to the possible violation of the Foreign Corrupt Practices Act (FCPA) that were underway since July 2009 in Talecris. These investigations started prior to the acquisition of Talecris by Grifols and correspond to actions carried out when Talecris was part of the Bayer Group.

Since July 2011 Grifols has closely cooperated with the DOJ reporting all internal findings in relation to the violation of the FCPA.

The DOJ expressly mentions in its official notification that the steps that made the DOJ close the inquiries are based upon DOJ investigations and the significant cooperation of Grifols with the DOJ by taking immediate steps to secure valuable information and making responsible decisions that lead to the early disclosure of information to the DOJ, thanks to the Compliance Program, internal audit functions concerning bribery and related misconduct, and the continuing improvements in the global anti-corruption compliance procedures.

The DOJ has considered as exemplary the level of cooperation shown by Grifols towards the investigation that has concluded with the closing of the inquiries.

In Barcelona, on this 30th November 2012

Raimon Grifols Roura
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: November 30, 2012